UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )*

Numerex Corp.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

67053A 10 2

(CUSIP Number)

DAVID G. MCLENNAN,

CHIEF FINANCIAL OFFICER AND SECRETARY

SIERRA WIRELESS, INC.

13811 Wireless Way

Richmond, British Columbia

Canada V6V 3A4

(604) 231-1100

With copies to:

JOCELYN M. KELLEY

BLAKE, CASSELS & GRAYDON LLP

Three Bentall Centre

595 Burrard Street, Suite 2600

Vancouver, British Columbia

Canada V7X 1L3

(604) 631-3370

and

RICCARDO LEOFANTI;

RICHARD J. GROSSMAN

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

222 Bay Street, Suite 1750

Toronto, Ontario

Canada M5K 1J5

(416) 777-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67053A 10 2

1	NAME OF REPORTING PERSON SIERRA WIRELESS, INC. I.R.S. Identification No. of above persons (entities only): 94-3338019
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,354,097(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,354,097(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,354,097(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%(1)
14	TYPE OF REPORTING PERSON CO

(1)

Beneficial ownership of 27.2% of outstanding Shares (as defined herein) is being reported hereunder solely because Sierra Wireless (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by Sierra Wireless that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of the 27.2% beneficial ownership is based on (i) 5,354,097 Shares beneficially owned by the Voting Shareholders (as defined herein) that are parties to certain Voting Agreements, dated as of August 2, 2017, and (ii) 19,675,128 Shares reported outstanding as of August 2, 2017 (as set forth in the Merger Agreement referred to in this Schedule 13D).

CUSIP NO. 67053A 10 2

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, no par value (the “Shares”), of Numerex Corp., a Pennsylvania corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 400 Interstate Parkway, Suite 1350, Atlanta, Georgia 30339.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Sierra Wireless, Inc., a Canadian corporation (“Sierra Wireless”).

(b) The address of the principal office of Sierra Wireless is 13811 Wireless Way, Richmond, British Columbia, Canada V6V 3A4.

(c) Sierra Wireless is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers Start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia.

Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of Sierra Wireless that contains the following information with respect to each such person, in each case as of the date hereof: (a) name, (b) business address, (c) present principal occupation or employment and the name, (d) name of employer, and (e) citizenship.

(d) During the last five years, neither Sierra Wireless nor, to the best of Sierra Wireless’ knowledge, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Sierra Wireless nor, to the best of Sierra Wireless’ knowledge, any of the persons listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Sierra Wireless entered into the Voting Agreements (as defined in Item 4 below) in connection with the Merger Agreement (as defined in Item 4 below). Sierra Wireless has not paid any consideration in respect of such Voting Agreements. Under the terms of the Merger Agreement, Merger Sub (as defined in Item 4 below) will merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Sierra Wireless. For a summary of certain provisions of the Merger Agreement and certain provisions of the Voting Agreements, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.

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Item 4.	Purpose of Transaction.

Agreement and Plan of Merger

On August 2, 2017, Sierra Wireless, Wireless Acquisition Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Sierra Wireless (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Sierra Wireless (the “Merger”). The Merger Agreement was unanimously approved and adopted by the boards of directors of each of the Issuer and Sierra Wireless.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), the Issuer’s shareholders will have the right to receive 0.1800 common shares, no par value, of Sierra Wireless (“Sierra Common Stock”) for each Share of the Issuer (such consideration, the “Merger Consideration”). Additionally, each outstanding restricted stock unit, in-the-money option and in-the-money stock appreciation right of the Issuer will be cancelled in exchange for the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement. Subject to certain exceptions specified in the Merger Agreement, if exercised following notice of the Merger, each outstanding warrant issued by the Issuer (with the exception of that certain Warrant, dated as of June 7, 2017, issued by the Issuer to HCP-FVF, LLC) will be cancelled in exchange for the right to receive the Merger Consideration or, if not exercised, will be cancelled at the Effective Time.

The Merger Agreement contains customary representations and warranties from each of the Issuer and Sierra Wireless, and each party to the Merger Agreement has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of the Issuer’s and Sierra Wireless’ businesses during the interim period between the execution of the Merger Agreement and the Effective Time, (2) the obligation of the Issuer to call a meeting of its shareholders to adopt the Merger Agreement, and, subject to certain exceptions, to recommend that its shareholders adopt the Merger Agreement and (3) the Issuer’s non-solicitation obligations relating to alternative acquisition proposals. Each of the Issuer and Sierra Wireless has also agreed to apply for, or otherwise seek, and use its respective commercially reasonable efforts to obtain, all consents and approvals of governmental entities required to be obtained by it for the consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (1) the adoption of the Merger Agreement by the Issuer’s shareholders, (2) the receipt of conditional approval of the shares of Sierra Common Stock to be issued in the Merger for listing on the Toronto Stock Exchange, subject only to customary post-closing deliverables, and on The NASDAQ Global Market, subject only to official notice of issuance, (3) the expiration or early termination of all applicable waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (4) the effectiveness of the registration statement on Form F-4 by the Securities and Exchange Commission (the “SEC”) for the Sierra Common Stock to be issued in the Merger, (5) the absence of any order, injunction or other legal restraint preventing the completion of the Merger or making the completion of the Merger illegal and (6) the absence of any pending legal proceeding instituted by any governmental entity seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by the Merger Agreement.

Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement, (3) the absence of a material adverse effect with respect to the other party and (4) receipt by such party of a tax opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement also provides certain termination rights for each of the Issuer and Sierra Wireless and further provides that a termination fee equal to 3.75% of the aggregate equity value of the Merger as of the date of the Merger Agreement will be payable by the Issuer upon termination of the Merger Agreement under certain circumstances specified in the Merger Agreement. In addition, upon termination of the Merger Agreement by Sierra Wireless or the Issuer as a result of the Issuer’s shareholders not approving the transaction or upon termination of the Merger Agreement by Sierra Wireless as a result of the Issuer’s fraud or willful and material breach of a representation, warranty or covenant, the Issuer may be required to reimburse Sierra Wireless for its out-of-pocket costs and expenses incurred in connection with the Merger in an amount not to exceed $850,000 in the event of a no vote and $2 million in the event of fraud or a willful and material breach.

CUSIP NO. 67053A 10 2

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties will not survive consummation of the Merger and were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Issuer or Sierra Wireless, their respective affiliates and their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Issuer, Sierra Wireless, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form F-4 that will include a proxy statement of the Issuer and a prospectus of Sierra Wireless, as well as each of the Issuer’s and Sierra Wireless’ public filings. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of each of the Issuer and Sierra Wireless or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in each of the Issuer’s and Sierra Wireless’ public disclosures.

The foregoing summary of the Merger Agreement, and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Voting Agreements

Simultaneous with the execution of the Merger Agreement, Sierra Wireless entered into voting agreements (the “Voting Agreements”), dated as of August 2, 2017, with certain shareholders of the Issuer, including (i) Gwynedd Resources Ltd., (ii) VIEX Opportunities Fund, LP – Series One, VIEX GP, LLC, VIEX Special Opportunities Fund II, LP, VIEX Special Opportunities GP II, LLC, VIEX Special Opportunities Fund III, LP, VIEX Special Opportunities GP III, LLC, VIEX Capital Advisors, LLC and Eric Singer (collectively, “Viex”), (iii) Tony G. Holcombe, (iv) Stratton J. Nicolaides, and (v) Andrew J. Ryan (each of the foregoing, a “Voting Shareholder” and, together the “Voting Shareholders”). The Voting Agreements generally require, subject to certain exceptions, such Voting Shareholders to vote, or cause or direct to be voted, all of the Shares beneficially owned by them to approve and adopt the Merger Agreement and the Merger and against any acquisition proposal or any other action, agreement or transaction that would reasonably be expected to impede or delay the Merger. Each Voting Shareholder also agreed to certain transfer restrictions with respect to the Shares held by such Voting Shareholder. Pursuant to the terms of such Voting Agreements, the Voting Agreements generally will terminate upon, among other things, (i) any termination of the Merger Agreement, (ii) once the Issuer’s shareholder approval of the Merger is obtained or (iii) upon certain changes to the terms of the Merger Agreement that decrease the amount or change the form of consideration received by the Issuer’s shareholders in the Merger.

Pursuant to its Voting Agreement with Sierra Wireless, if the Merger is completed, Viex agreed not to take any of the following actions from the completion of the Merger until June 30, 2019: (i) purchase or otherwise acquire beneficial ownership of any shares of Sierra Common Stock, other than those shares of Sierra Common Stock that Viex receives as consideration in the Merger, (ii) seek or encourage any person to submit nominations, or engage in the solicitation of proxies or consents, for the election or removal of Sierra Wireless directors, (iii) otherwise act to seek control of or influence Sierra Wireless’ board of directors, management or policies, or (iv) take any actions that question the validity or effectiveness of Sierra Wireless’ shareholder rights plan or any securities issued pursuant thereto. In addition, each of Sierra Wireless and Viex also agreed, if the Merger is completed, to abide by mutual non-disparagement obligations from the completion of the Merger until June 30, 2019.

CUSIP NO. 67053A 10 2

The foregoing summaries of the Voting Agreements, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in their entirety by, the Voting Agreements, filed as Exhibits 2, 3 and 4 to this Schedule 13D and incorporated herein by reference.

Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and Voting Agreements, neither Sierra Wireless nor, to the knowledge of Sierra Wireless, any of the persons listed on Schedule A hereto, has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b):

Prior to August 2, 2017, Sierra Wireless was not a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any Shares or any other securities exchangeable or convertible into Shares. However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Voting Agreements, Sierra Wireless may be deemed to beneficially own 5,354,097 Shares (with shared voting power and shared dispositive power) representing approximately 27.2% of the total outstanding Shares, based on 19,675,128 Shares reported outstanding as of August 2, 2017 (as set forth in the Merger Agreement). Information regarding the Voting Shareholders’ beneficial ownership is based upon information regarding the number of shares subject to the Voting Agreements. Sierra Wireless disclaims any beneficial ownership of such Shares, and nothing herein shall be deemed to be an admission by Sierra Wireless as to the beneficial ownership of such Shares. To Sierra Wireless’ knowledge, no Shares are beneficially owned by any of the persons listed on Schedule A.

Notwithstanding the foregoing, however, Sierra Wireless (i) is not entitled to any rights as a stockholder of the Issuer with respect to any Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any Shares other than the power provided pursuant to the Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Sierra Wireless is the beneficial owner of any securities of the Issuer (including, without limitation, the Shares owned by the Voting Shareholders) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is hereby expressly disclaimed.

(c)

Except as described in this Schedule 13D, no transactions in the Shares were effected during the past sixty (60) days by Sierra Wireless, or, to the best of the knowledge of Sierra Wireless, by any of the other persons listed on Schedule A hereto.

(d)

To the knowledge of Sierra Wireless, no person other than the Voting Shareholders (including Gwynedd Resources Ltd., VIEX Special Opportunities Fund II, LP, VIEX Special Opportunities GP II, LLC, VIEX Capital Advisors, LLC and Eric Singer, each of which beneficially owns in excess of 5% of the outstanding Shares of the Issuer) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares subject to the Voting Agreement.

(e)	Not applicable.

As stated above, the above descriptions of the Merger Agreement and Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are listed as Exhibits hereto and are incorporated herein by reference.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Items 3 through 5 of this Schedule 13D are incorporated by reference in this Item 6 as if fully set forth herein.

Except as described in this Schedule 13D, neither Sierra Wireless nor, to the best of the knowledge of Sierra Wireless, any of the other persons listed on Schedule A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1

Agreement and Plan of Merger by and among Sierra Wireless, Inc., Numerex Corp. and Wireless Acquisition Sub, Inc., dated August 2, 2017 (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Sierra Wireless, Inc. on August 3, 2017).

Exhibit 2	Form of Voting Agreement, dated as of August 2, 2017, by and among Sierra Wireless, Inc. and certain shareholders of the Issuer (Included in Exhibit 1 hereto and incorporated herein by reference).

Exhibit 3	Voting Agreement, dated as of August 2, 2017, by and between Sierra Wireless, Inc. and Gwynedd Resources Ltd.

Exhibit 4

Voting Agreement, dated as of August 2, 2017, by and among Sierra Wireless, Inc., VIEX Opportunities Fund, LP – Series One, VIEX GP, LLC, VIEX Special Opportunities Fund II, LP, VIEX Special Opportunities GP II, LLC, VIEX Special Opportunities Fund III, LP, VIEX Special Opportunities GP III, LLC, VIEX Capital Advisors, LLC and Eric Singer.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2017

SIERRA WIRELESS, INC.

By:	/s/ David G. McLennan
Name: David G. McLennan
Title: Chief Financial Officer and Secretary

SCHEDULE A

Directors and Executive Officers of Sierra Wireless, Inc.

The following table sets forth the (a) name, (b) present principal occupation or employment and (c) citizenships of each of the directors and executive officers of Sierra Wireless. The business address of all directors and officers listed below is c/o Sierra Wireless, Inc. 13811 Wireless Way, Richmond, British Columbia, Canada V6V 3A4.

Name	Present Principal Occupation or Employment	Citizenship
Jason W. Cohenour	Chief Executive Officer and Director of Sierra Wireless	United States of America

David G. McLennan	Chief Financial Officer of Sierra Wireless	Canada

René F. Link	Chief Marketing Officer and Senior Vice President Strategy of Sierra Wireless	United States of America

Philippe Guillemette	Chief Technology Officer	France

Bill Dodson	Senior Vice President, Operations	United States of America

Jason Krause	Senior Vice President and General Manager, Enterprise Solutions	Canada

Marc Overton	Senior Vice President and General Manager, Cloud & Connectivity Services	United Kingdom

A. Daniel Schieler	Senior Vice President and General Manager, OEM Solutions of Sierra Wireless	United States of America

Pierre Teyssier	Senior Vice President, Purchasing	Canada

Kent Thexton	Chair of the Board of Directors of Sierra Wirelees; General Partner at ScaleUP Ventures Fund	Canada

Gregory D. Aasen	Director of Sierra Wireless; Retired Executive	Canada

Robin Abrams	Director of Sierra Wireless; Retired Executive	United States of America

Paul G. Cataford	Director of Sierra Wireless; President and Chief Executive Officer, Zephyr Sleep Technologies	Canada

Charles E. Levine	Director of Sierra Wireless; Retired Executive	United States of America

Thomas Sieber	Director of Sierra Wireless; Retired Executive	Switzerland